SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A

   [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

   [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File
Number 1-5491

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6127

REQUIRED INFORMATION

The Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

By:      /s/   E. E. THIELE
Name:        E. E. Thiele
Title:     Rowan Companies, Inc. Savings and Investment Plan
            Administrative Committee Member
Date:    July 1, 2004

INDEX TO EXHIBITS

Exhibit
Number               Description

23.1               Consent of Independent Registered Public Accounting Firm